United States securities and exchange commission logo





                               October 26, 2023

       Richard Rychlik
       VP, Corporate Controller
       Armata Pharmaceuticals, Inc.
       5005 McConnell Avenue
       Los Angeles, CA 90066

                                                        Re: Armata
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2023
                                                            File No. 001-37544

       Dear Richard Rychlik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       74
       Results of Operations, page 78

   1. Given the significance of your research and development (R&D) expenses for the periods presented, please
revise your future disclosures to quantify such expenses by product candidate and provide a
detailed analysis of the changes therein. To the extent you are unable to track such
costs at that level, revise to disclose that fact and identify the reasons why. For all amounts
that are not allocated by product candidate, provide a breakdown by type or nature of
expense, such that the total reconciles to the research and development line item on the face
of your statement of operations.
 Richard Rychlik
Armata Pharmaceuticals, Inc.
October 26, 2023
Page 2
Form 10-Q for the quarterly period ended June 30, 2023

Controls and Procedures, page 31

2. You disclose that you did not identify any change in your internal control over financial reporting that occurred during your latest fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, but that because your "evaluation is ongoing and because of its ongoing nature, there can be no assurance that we will not identify any change that would materially affect, or be reasonably likely to materially affect, our internal control over financial reporting." We note this same qualifying language is included in the Form 10-Q for the quarter ended
         March 31, 2023. Please revise your future disclosures to comply with the the requirements of Item 308(c) of Regulation S-K by providing a clear positive or negative conclusion that omits similar such qualifying language and to clearly disclose any material changes identified.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameRichard Rychlik                              Sincerely,
Comapany NameArmata Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
October 26, 2023 Page 2                                        Office of Life
Sciences
FirstName LastName